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                                                                 Exhibit (p)1.17

                    FULLER & THALER ASSET MANAGEMENT, INC.
                              CODE OF ETHICS POLICY

To ensure the highest standards of integrity are maintained at all time, and to avoid my possible conflicts of interest in carrying out our responsibilities to the clients of Fuller & Thaler Asset Management, Inc. ("Fuller & Thaler"), or the public, I will not use my position, or the knowledge gained from my position, to create a conflict between my personal interest and those of Fuller & Thaler, or any client of Fuller & Thaler.

I understand that Fuller & Thaler has established a policy for all personnel associated with the firm regarding the purchase or sale, directly or indirectly, for personal accounts, of securities recommended or purchased or sold for client accounts, of securities recommended or purchased or sold for client accounts. I hereby agree to be bound by the Code Of Ethics Policy of Fuller & Thaler as stated below:

No employee of Fuller & Thaler shall be permitted to purchase a security (and/or related securities) within three (3) business days after the security has been approved for purchase and is being actively traded in client portfolios, nor shall such employee be permitted to sell a security (and/or related securities) within three (3) business days after the security has been sold in any client's portfolios.

Prior to entering any order for personal securities transactions, each employee will submit to the President of Fuller & Thaler or a designated compliance officer a request form regarding the proposed transaction (Fuller & Thaler form:
Personal Securities Transaction Authorization). The compliance officer will determine if any client trades are pending, or if there have been trades within the guidelines stated above. If the security falls within the prohibitions as outlined above, the request will be denied, and the request form will be so annotated. The compliance officer will approve each permitted transaction by initialing the request form in the space provided. All requests, whether approved or denied, will be maintained in a confidential file.

All employees of Fuller & Thaler will submit to the compliance officer, within 10 business days of the end of each quarter, a complete list of all personal securities transactions, which list will be reviewed by the compliance officer and maintained in a confidential file (Fuller & Thaler form: Personal Securities Trading Report).

I have read and understand the above Code of Ethics Policy. As a condition of employment I accept this Policy and agree to follow the procedures outlined. I authorize Fuller & Thaler Asset Management, Inc. to furnish the information contained in any report of securities transactions filed by me to such Federal and State agencies as may be required by law or applicable rules and regulations. However, except for these requirements, the information contained in such reports shall be treated as confidential and disclosed to no one outside of Fuller & Thaler Asset Management, Inc. without my consent.

By:     ________________

Date:   ________________